Mail Stop 4561

May 7, 2008

Michael E. Lehman
Chief Financial Officer and
Executive Vice President
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

      Re: Sun Microsystems, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2007
              Form 10-Q for Fiscal Quarter Ended December 31, 2007
              File No. 000-15086

Dear Mr. Lehman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                       Sincerely,

                       Mark Kronforst
                       Accounting Branch Chief